Exhibit (a)(24)


TELEWEST COMMUNICATIONS PLC
kleinwort benson securities limited
avs no.:    821145
16 NOVEMBER 1998                    for IMMEDIATE release ON 16 NOVEMBER 1998
MARK ANWYL                          stx 72733 Ext. 57406
for the attention of RNS only



                           Telewest Communications plc
                                  ("Telewest")

              Offer for General Cable PLC ("General Cable") Closed



Telewest announces that the compulsory acquisition procedure under Section 429 of the Companies Act 1985 was completed on 13 November 1998 and that the offer for General Cable has now closed.

Accordingly, the listing of General Cable shares on the London Stock Exchange and dealings in General Cable ADRs on NASDAQ are expected to cease with effect from, respectively, 4.30pm (UK time) and 4.00pm (New York time) today, Monday 16 November 1998.


16 November 1998


ENDS